Exhibit 99.1

Contact: Robert Lentz

(614) 439-6006

SCI Engineered Materials, Inc. Reports

2023 First Quarter Results

COLUMBUS, Ohio (May 1, 2023) SCI Engineered Materials, Inc. (“SCI”) (SCIA: OTCQB), today reported financial results for the three months ended March 31, 2023. SCI is a global supplier and manufacturer of advanced materials for physical vapor deposition thin film applications who works closely with end users and OEMs to develop innovative, customized solutions.

Jeremy Young, President, and Chief Executive Officer, said, “We are encouraged by our solid start in 2023 and first quarter financial results. The increase in total revenue was due to strong volume throughout the quarter. We continue to benefit from recent customer additions, especially for a growing number of toll services utilizing SCI’s vacuum hot presses. Our marketing plans for 2023 include exhibiting at additional industry trade shows which have a specific market focus and increasing our sales team staff.”

Revenue

Total revenue for the first three months of 2023 increased 9% to $5,797,147 from $5,326,432 for the same period a year ago. Higher volume was the key factor that contributed to the year-over-year increase, despite lower raw material costs.

Order backlog was approximately $5.1 million on March 31, 2023, versus $4.1 million at 2022 year-end and $3.0 million on the same date last year.

Gross profit

Gross profit was $1,324,597 for the 2023 first quarter versus $994,101 the prior year. The increase was attributable to higher revenue and to a lesser extent favorable product mix.

Operating expenses

Operating expenses (general and administrative, research and development (R&D), and marketing and sales) were $677,344 for the three months ended March 31, 2023, compared to $542,407 the prior year. The largest increase was in general and administrative expenses, followed by research and development and marketing and sales expenses to support the Company’s growth. Higher research and development expenses included initiatives focused on custom specialty materials and additive manufacturing applications. During the first quarter of 2023 the Company exhibited for the first time at an international photonics trade show and launched targeted online corporate visibility and product campaigns.

Interest (income)/expense, net

Interest income was $48,977 for the 2023 first quarter compared to interest expense of $6,493 for the same period a year ago. Interest income in the first quarter of 2023 increased due to the approximately $2.0 million investment in marketable securities during the fourth quarter of 2022 and the overall increase in interest rates. Interest expense continues to decline as the Company reduces outstanding balances for equipment leases.

Income taxes

Income tax expense for the first three months of 2023 was $158,210 versus $60,800 for the same period a year ago. The effective tax rate for the first quarter of 2023 was 22.7% compared to the tax rate for calendar year 2022 of 21.7%.

Net income

Net income increased 40% to $538,020 from $384,401 for the same period last year. The increase was due to higher revenue, gross profit and interest income, partially offset by higher operating and income tax expenses.

Cash and investments

Cash on hand was $4,495,169 on March 31, 2023, compared to $3,947,966 on December 31, 2022, benefiting from net cash provided by operating activities during the first three months of 2023. There were also approximately $2.0 million of investments in marketable securities at the end of the 2023 first quarter and 2022 year-end.

Debt outstanding

Debt outstanding was $121,676 on March 31, 2023, compared to $146,516 on December 31, 2022. The Company made principal payments of $24,840 during the first three months of 2023 related to finance lease obligations.

About SCI Engineered Materials, Inc.

SCI Engineered Materials is a global supplier and manufacturer of advanced materials for PVD thin film applications who works closely with end users and OEMs to develop innovative, customized solutions. Additional information is available at  www.sciengineeredmaterials.com or follow SCI Engineered Materials, Inc. at:

https://www.linkedin.com/company/sci-engineered-materials.-inc

https://www.facebook.com/sciengineeredmaterials/

https://www.twitter.com/SciMaterials

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, customer guidance, forecasts, plans of the Company and its management. These forward-looking statements involve numerous risks and uncertainties, including without limitation, other risks and uncertainties detailed from time to time in the Company’s Securities and Exchange Commission filings, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. One or more of these factors have affected and could affect the Company’s projections in the future. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. Due to the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.

SCI ENGINEERED MATERIALS, INC.

BALANCE SHEETS

	March 31,	December 31,
	2023	2022
ASSETS	(UNAUDITED)
Current Assets
Cash	$4,495,169	$3,947,966
Investments - marketable securities, short term	989,265	989,265
Accounts receivable, less allowance for doubtful accounts	888,617	895,839
Inventories	2,619,131	2,177,917
Prepaid expenses	336,227	136,134
Total current assets	9,328,409	8,147,121

Property and Equipment, at cost	9,516,640	9,363,206
Less accumulated depreciation	(7,210,906)	(7,101,573)
Property and Equipment, net	2,305,734	2,261,633

Investments, net - marketable securities, long term	995,000	1,000,000
Right of use asset, net	161,794	185,072
Deferred tax asset	34,231	151,164
Other assets	84,035	85,138
Total other assets	1,275,060	1,421,374

TOTAL ASSETS	$12,909,203	$11,830,128

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short term debt	$92,966	$97,367
Operating lease, short term	107,932	105,789
Accounts payable	316,510	514,512
Customer deposits	2,649,090	1,825,595
Accrued expenses	318,333	392,233
Total current liabilities	3,484,831	2,935,496

Long term debt	28,710	49,149
Operating lease, long term	71,903	99,834
Total liabilities	3,585,444	3,084,479

Total Shareholders’ Equity	9,323,759	8,745,649

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$12,909,203	$11,830,128

SCI ENGINEERED MATERIALS, INC.

STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

(UNAUDITED)

	2023	2022
Revenue	$5,797,147	$5,326,432
Cost of revenue	4,472,550	4,332,331
Gross profit	1,324,597	994,101
General and administrative expense	432,413	373,188
Research and development expense	135,360	87,031
Marketing and sales expense	109,571	82,188
Income from operations	647,253	451,694
Interest (income) expense, net	(48,977)	6,493
Income before provision for income taxes	696,230	445,201
Income tax expense	158,210	60,800
NET INCOME	$538,020	$384,401
Earnings per share - basic and diluted
Income per common share
Basic	$0.12	$0.09
Diluted	$0.12	$0.08
Weighted average shares outstanding
Basic	4,525,103	4,510,276
Diluted	4,555,409	4,538,165

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

(UNAUDITED)

	2023	2022
CASH PROVIDED BY (USED IN):
Operating activities	$719,764	$603,992
Investing activities	(147,721)	(74,676)
Financing activities	(24,840)	(23,783)
NET INCREASE IN CASH	547,203	505,533

CASH - Beginning of period	3,947,966	4,140,942

CASH - End of period	$4,495,169	$4,646,475